

August 10, 2012

<u>Via E-mail</u>
Mr. Robert A. Young
President and Chief Executive Officer
Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, California 95134

     Re: **Tessera Technologies, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 17, 2012
           File No. 0-50460

Dear Mr. Young:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin L.Vaughn

                    Kevin L. Vaughn
                    Accounting Branch Chief